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                           July 8, 2021

       Doug Doerfler
       Chief Executive Officer
       MaxCyte, Inc.
       22 Firstfield Road, Suite 110
       Gaithersburg, MD 20878

                                                        Re: MaxCyte, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 25,
2021
                                                            CIK No. 0001287098

       Dear Mr. Doerfler:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Overview, page 86

   1. We note your response to comment 12. Please disclose the phase of clinical development for each product, or
tell us why you are unable to disclose that information and do not believe the status to
be material.
 Doug Doerfler
MaxCyte, Inc.
July 8, 2021
Page 2

       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameDoug Doerfler                        Sincerely,
Comapany NameMaxCyte, Inc.
                                                       Division of Corporation
Finance
July 8, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName